Mail Stop 3561

August 9, 2006

Richard A. Noll
Chief Executive Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

     Re: **Hanesbrands, Inc.**
               Amendment No. 3 to Registration Statement on Form 10
               Filed August 7, 2006
               File No. 1-32891

Dear Mr. Noll:

       We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated August 4, 2006. Further, we note that in the spin off one preferred purchase right will be distributed along with each share of common stock. Please disclose the purchase price for the preferred stock purchase rights and the aggregate number of preferred shares that will be reserved for issuance upon exercise of the preferred stock purchase rights. In addition, please disclose the number of options on page 129.

Selected Historical Financial Data, page 33

2. We note your disclosure that you are unable to calculate the number of diluted shares for purposes of the earnings per share calculation. However, you have disclosed on page 35 that you anticipate recording $34 million in compensation expense as a result of the new options and restricted stock units. As such, we assume that in order to calculate this estimate you have considered the potential number of shares to be granted. Please revise your disclosure in this footnote and throughout the registration statement to include more quantitative disclosure about the range of potential number of shares to be granted that were used in arriving at the $34 million expense figure.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements, page 39

3. We note your disclosure in note (b) that the final terms of the facilities have not been agreed upon and the terms depicted in the pro formas could be significantly different from the final terms. Please specify what terms, i.e. interest rate, principal amount, etc. could cause the pro forma information to be significantly different from that depicted.

Stock Ownership of Directors and Executive Officers, page 89

4. Please refer to comment 6 in our letter dated August 4, 2006. As requested previously, please identify the natural persons with investment or voting power over the shares held by Capital Research and Management Company.

Description of Certain Indebtedness, page 124

5. Please file the commitment letters with Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. relating to your new senior secured credit facility, senior secured second lien credit facility and bridge loan facility. See Item 601(b)(10) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Kerrigan at (202) 551-3369 or Donna Di Silvio, Accounting Reviewer, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
Fax: (202) 778-5500